Exhibit 2.2

DESCRIPTION OF SHARE CAPITAL

General

We are a private limited company incorporated under the laws of Jersey, Channel Islands. Our affairs are governed by our amended and restated memorandum and articles of association (the “Articles”) and the Companies (Jersey) Law 1991, as amended (the “Jersey Companies Law”).

Our authorized share capital is US$24,500 consisting of 220,000,000 Ordinary Shares, par value $0.0001 per share, and 25,000,000 Preference Shares, par value US$0.0001 per share.

Shares

General

Our counsel, Ogier, (Jersey) LLP, Channel Islands, has confirmed that all of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the outstanding Ordinary Shares will generally not be issued (unless required to be issued pursuant to the Articles) and legal title to the issued shares is recorded in registered form in the register of members. Holders of our Ordinary Shares have no pre-emptive, subscription, redemption or conversion rights.

Preference Shares

Our board of directors (the “Board”) may provide for one or more series of preference shares, out of the authorized but unissued share capital, which could be utilized for a variety of corporate purposes, including future offerings to raise capital for corporate purposes or for use in employee benefit plans. Such additional classes of shares shall have such voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as may be determined by our Board. If any preference shares are issued, the rights, preferences and privileges of holders of our Ordinary Shares will be subject to, and may be adversely affected by, the rights of the holders of such preference shares.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board, subject to the Jersey Companies Law and the Articles. Dividends and other distributions on our issued and outstanding Ordinary Shares may be paid out of our funds of lawfully available for such purpose, subject to any preference of any of our outstanding preference shares. Dividends and other distributions will be distributed among the holders of our Ordinary Shares on a pro rata basis.

Voting Rights

Each of our Ordinary Shares entitles the holder to one vote on all matters upon which the holders of our Ordinary Shares are entitled to vote. Voting at any shareholders’ meeting is by way of poll.

A quorum required for a meeting of our shareholders requires the presence in person or by proxy of persons holding in aggregate not less than a simple majority of all our voting share capital in issue (provided that the minimum quorum for any meeting shall be two shareholders entitled to vote).

A special resolution will be required for important matters such as an alteration of capital, removal of a director for cause, merger or our consolidation, change of name or making changes to the Articles or our voluntary winding up.

An ordinary resolution of our shareholders requires the affirmative vote of a simple majority of the votes of the holders of the ordinary shares cast at a quorate general meeting, while a special resolution requires the affirmative vote of the holders of the ordinary shares representing no less than two-thirds of the votes cast at a quorate general meeting.

Variation of rights

The rights attached to any class of our shares (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, may be varied only with the sanction of a special resolution passed at a general meeting or by the written consent of the holders of two-thirds of the shares of that class or with the sanction of a resolution passed by the holders of a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not (unless otherwise provided by the terms of issue of that class) be deemed to be varied by the creation or issue of further shares ranking in priority to, or pari passu with, such previously existing shares.

Transfer of Ordinary Shares

Any shareholder may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form prescribed by the applicable exchange on which the shares are listed (the “Designated Stock Exchange,” which shall initially be the NYSE), or as otherwise approved by our Board.

In addition, the Articles prohibit the transfer of our Ordinary Shares in breach of the rules or regulations of the Designated Stock Exchange, or any relevant securities laws (including the Exchange Act).

Restrictions on Transfers of Founder Shares

The Founder Shares are each subject to transfer restrictions pursuant to lock-up provisions in a letter agreement with MAC Copper Limited (“MAC”) entered into by the Sponsor, officers and directors. Those lock-up provisions provide that such securities are not transferable or salable until the earlier of (i) one year after the completion of MAC’s initial business combination or (ii) subsequent to MAC’s initial business combination, (x) if the last sale price of our Ordinary Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after MAC’s initial business combination, or (y) the date on which MAC completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property. In February 2024, the conditions outlined in (ii)(x) above were met and the transfer restrictions under the Sponsor Letter Agreement were removed.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of our Ordinary Shares shall be distributed among the holders of our Ordinary Shares on a pro rata basis.

Anti-Takeover Effects of our Articles

Our Articles contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by our Board.

These provisions include:

Staggered Board. Our Articles provides that our Board be divided into three classes, with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. The directors are divided into three (3) classes designated as Class I, Class II and Class III, respectively. At each of our succeeding annual general meeting of shareholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual general meeting. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board.

Vacancies. Our Articles authorize only our Board to fill vacant directorships.

Advance Notice Procedures. Our Articles provide for advance notice procedures for our members seeking to bring business before our annual general meeting or to nominate candidates for election as directors at our annual general meeting. Our Articles also specify certain requirements regarding the form and content of such notice. These advance notice procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may also discourage or deter a potential acquirer from attempting to obtain control of the Company.

Issuance of Undesignated Preference Shares. Our Articles grants authority to our Board, without any further vote or action by the members of the Company, to create one or more series of preference shares. Such preference shares shall have such voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as may be determined by our Board. Our Board may designate and issue preference shares with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.

Other Jersey, Channel Islands Law Considerations

Purchase of our own Ordinary Shares

As with declaring a dividend, we may not buy back or redeem our Ordinary Shares unless our directors who are to authorize the buyback or redemption have made a statutory solvency statement that, immediately following the date on which the buyback or redemption is proposed, we will be able to discharge our liabilities as they fall due and, having regard to prescribed factors, we will be able to continue to carry on business and discharge our liabilities as they fall due for the 12 months immediately following the date on which the buyback or redemption is proposed (or until we are dissolved on a solvent basis, if earlier).

If the above conditions are met, we may purchase our Ordinary Shares in the manner described below.

We may purchase on a stock exchange our fully paid Ordinary Shares pursuant to a special resolution of our shareholders.

We may purchase our own fully paid Ordinary Shares other than on a stock exchange pursuant to a special resolution of our shareholders, but only if the purchase is made on the terms of a written purchase contract which has been approved in advance by an ordinary resolution of our shareholders. The shareholder from whom we propose to purchase or redeem ordinary shares is not entitled to vote in respect of the ordinary shares to be purchased.

We may fund a redemption or purchase of our Ordinary Shares from any source. We cannot purchase our Ordinary Shares if, as a result of such purchase, only redeemable Ordinary Shares would remain in issue.

If authorized by a resolution of our shareholders, any shares that we redeem or purchase may be held by us as treasury shares. Any shares held by us as treasury shares may be cancelled, sold, transferred for the purposes of or under an employee share scheme or held without cancelling, selling or transferring them. Shares redeemed or purchased by us are cancelled where we have not been authorized to hold such shares as treasury shares.

Mandatory Purchases and Acquisitions

The Jersey Companies Law provides that where a person has made an offer to acquire a class or all of our outstanding ordinary shares not already held by the person and has as a result of such offer acquired or contractually agreed to acquire 90% or more of such outstanding ordinary shares, that person is then entitled (and may be required) to acquire the remaining ordinary shares. In such circumstances, a holder of any such remaining ordinary shares may apply to the courts of Jersey for an order that the person making such offer not be entitled to purchase the holder’s ordinary shares or that the person purchase the holder’s ordinary shares on terms different to those under which the person made such offer.

Other than as described below under “—U.K. City Code on Takeovers and Mergers,” we are not subject to any regulations under which a shareholder that acquires a certain level of share ownership is then required to offer to purchase all of our remaining ordinary shares on the same terms as such shareholder’s prior purchase.

Compromises and Arrangements

Where we and our creditors or shareholders or a class of either of them propose a compromise or arrangement between us and our creditors or its shareholders or a class of either of them (as applicable), the courts of Jersey may order a meeting of the creditors or class of creditors, or of our shareholders or class of shareholders (as applicable), to be called in such a manner as the court directs.

Any compromise or arrangement approved by a majority in number present and voting at the meeting representing 75% or more in value of the creditors or 75% or more of the voting rights of shareholders or class of either of them (as applicable) if sanctioned by the court, is binding upon us and all the creditors, shareholders or members of the specific class of either of them (as applicable).

Whether our capital is to be treated as being divided into a single or multiple class(es) of shares is a matter to be determined by the court. The court may in its discretion treat a single class of shares as multiple classes, or multiple classes of shares as a single class, for the purposes of the shareholder approval referred to above taking into account all relevant circumstances, which may include circumstances other than the rights attaching to the shares themselves.

U.K. City Code on Takeovers and Mergers

The U.K. City Code on Takeovers and Mergers (the “Takeover Code”) applies, among other things, (i) to an offer for a public company whose registered office is in the Channel Islands and whose securities are admitted to trading on a regulated market or a multilateral trading facility in the United Kingdom or any stock exchange in the Channel Islands or the Isle of Man, or (ii) if the company is a public company and is considered by the Panel on Takeovers and Mergers (the “Takeover Panel”), to have its place of central management and control in the United Kingdom or the Channel Islands or the Isle of Man (in each case, a “Code Company”). This is known as the “residency test.” Under the Takeover Code, the Takeover Panel will determine whether we have our place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man by looking at various factors, including the structure of our Board, the functions of the directors, and where they are resident.

If at the time of a takeover offer, the Takeover Panel determines that the residency test is satisfied and we have our place of central management and control in the United Kingdom, it would be subject to a number of rules and restrictions, including but not limited to the following: (i) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) we might not, without the approval of its shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) we would be obliged to provide equality of information to all bona fide competing bidders. The Takeover Code also contains certain rules in respect of mandatory offers for Code Companies. Under Rule 9 of the Takeover Code, if a person:

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acquires an interest in shares of a Code Company that, when taken together with shares in which persons acting in concert with such person are interested, carry 30% or more of the voting rights of the Code Company; or

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who together with persons acting in concert with such person, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the Code Company, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer, and, depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer (or provide a cash alternative) for the Code Company’s outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

A majority of our Board reside outside of the United Kingdom. Therefore, for the purposes of the Takeover Code, we anticipate that the residency test will not be met and that we will not be considered to have its place of central management and control inside the United Kingdom, the Channel Islands or the Isle of Man.

Therefore, the Takeover Code should not apply to us. It is possible that in the future changes in the composition of our Board, changes in the Takeover Panel’s interpretation of the Takeover Code, or other events may cause the Takeover Code to apply to us.

Australian Securities Exchange (the “ASX”) Restrictions

General Restrictions

The Company is admitted to the official list of the ASX. The Articles provide, for such a time that we are admitted to the official list of the ASX, that (among other things):

•	if the ASX Listing Rules prohibit an act being done, the act shall not be done;
•	if the ASX Listing Rules require an act to be done or not be done, authority is given for that act to be done or not to be done (as the case may be); and
•	if any provision of the Articles is or becomes inconsistent with the ASX Listing Rules, the Articles are deemed not to contain that provision to the extent of the inconsistency.

Restricted Securities

For such time as we are admitted to the ASX, the Articles also provide that a holder of restricted securities must not dispose of, or agree to offer to dispose of, the securities during the escrow period (as defined as the escrow period applicable to restricted securities in accordance with the ASX Listing Rules). If restricted securities are in the same class as quoted securities, the holder will be taken to have agreed in writing that the restricted securities are to be kept in our issue sponsored sub register and are to have a holding lock applied for the duration of the escrow period applicable to those securities. We must refuse to acknowledge any disposal (including, without limitation, to register any transfer) of restricted securities during the escrow period applicable to those securities except as permitted by the ASX Listing Rules or the ASX. A holder of restricted securities will not be entitled to participate in any return of capital on those securities during the escrow period applicable to those securities except as permitted by the ASX Listing Rules or the ASX. If a holder of restricted securities breaches a restriction deed or a provision of the Articles restricting a disposal of those securities, the holder will not be entitled to any dividend or distribution, or to exercise any voting rights, in respect of those securities for so long as the breach continues.

As at the date of this filing the Company has no restricted securities on issue.